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                                EXHIBIT 99.1



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                          FIRST LINCOLN BANCSHARES INC.


      The Company was organized in November 1997 at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the capital stock to be issued by the Bank in the Conversion. The Company has received approval from the OTS to become a savings and loan holding company and, as such, will be subject to regulation by the OTS. See "The Conversion -- General." Upon consummation of the Conversion, the Company will conduct business initially as a multiple savings and loan holding company controlling both the Bank and the Iowa Bank. As a multiple savings and loan holding company, the Company will be subject to certain restrictions on activities in which it may engage in addition to controlling the Bank and the Iowa Bank. See "Regulation -- Holding Company Regulation." After completion of the Conversion, the Company's assets will consist of all of the outstanding shares of the Bank's capital stock issued to the Company in the Conversion, that portion of the net proceeds of the Offerings retained by the Company and all of the outstanding shares of capital stock of the Iowa Bank. The Company intends to use part of the net proceeds it retains to loan funds to the ESOP to enable the ESOP to purchase 8% of the Common Stock issued in the Conversion, including shares issued to the Foundation. The Company intends to initially deposit the remaining proceeds with the Bank. See "Use of Proceeds." The Company and Bank may, however, alternatively choose to fund the ESOP through a loan to the ESOP trust by a third-party financial institution. Immediately after the Conversion, the Company will have no significant liabilities. The management of the Company is set forth under "Management of the Company." Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Bank. At the present time, the Company does not intend to employ any persons other than officers of the Company who are also officers of the Bank, but will utilize the support staff of the Bank from time to time. Additional employees will be hired as appropriate to the extent the Company expands its business in the future.

      Management believes that the holding company structure will provide the Company with additional flexibility to diversify, should it decide to do so, its business activities through existing or newly-formed subsidiaries, or through acquisitions of other financial institutions and financial services related companies. In addition, management believes that the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any acquisition and expansion opportunities that may arise. There are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities or transactions. The initial activities of the Company are anticipated to be funded by the net proceeds retained by the Company and earnings thereon or, alternatively, through dividends from the Bank.

      The Company's executive offices are located at 13th and "N" Streets, Lincoln, Nebraska 68508, and its telephone number is (402) 475-0521.